UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-40169

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Charah Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12601 Plantside Drive

Address of Principal Executive Office (Street and Number)

Louisville, KY 40299

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by Charah Solutions, Inc. (the “Company”) on August 15, 2022, the Company executed a significant financing transaction for a delayed draw term loan agreement with Charah Preferred Stock Aggregator, LP, an affiliate of Bernhard Capital Partners Management, LP, the Company’s majority voting shareholder. The Company sought this agreement for short-term liquidity purposes. Management’s efforts related to this term loan agreement have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Form 10-Q and related matters. As a result, the Company has determined that it will require additional time for compilation, analysis and review of information to complete its preparation and review of its financial statements and disclosures in the Form 10-Q, which could not be completed by the date required without incurring unreasonable effort and expense. The Company anticipates that it will file its Form 10-Q as soon as reasonably possible and within the 5-calendar day extension provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Roger Shannon	502	245-1353
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2022, the Company will report revenue of $77.1 million as compared to $63.5 million for the same period in 2021 and $66.1 million for the three months ended March 31, 2022. Gross profit was $2.7 million for the three months ended June 30, 2022 as compared to $6.9 million for the same period in 2021 and negative $3.8 million for the three months ended March 31, 2022. Net loss attributable to Charah Solutions, Inc. was $9.6 million for the three months ended June 30, 2022 as compared to $4.2 million for the same period in 2021 and $12.0 million for the three months ended March 31, 2022.

Several factors impacted financial results in the second quarter of 2022. These included increased costs associated with the completion and demobilization of three legacy projects which continued into the second quarter. Two of the projects have now been completed, and the third is substantially complete. The startup challenges relating to the two large beneficial use projects impacted the results in the quarter.

Forward-Looking Statements

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file the Report on Form 10-Q for the quarterly period ended June 30, 2022 in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof, except as required by law.

Charah Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	[NAME OF REGISTRANT]
	By:	/s/ Scott A. Sewell
Name: Scott Sewell
Title: President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).